Exhibit 99.1

Interim Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2022 and 2021 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2022	2021
	Notes	$	$
Revenues	13	126,764	102,921
Cost of revenues	9	92,700	74,581
Gross margin		34,064	28,340

Operating expenses
Selling, general and administrative expenses	9	28,927	22,747
Business acquisition, integration and reorganization costs	10	1,882	3,943
Depreciation	9	1,579	1,553
Amortization of intangibles	3	4,699	3,380
Foreign exchange loss (gain)		(164)	68
		36,923	31,691
Operating loss		(2,859)	(3,351)
Net financial expenses	11	1,793	949
Loss before income taxes		(4,652)	(4,300)
Income tax recovery
Current		(116)	(48)
Deferred		(372)	(2,220)
		(488)	(2,268)
Net loss		(4,164)	(2,032)

Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		1,615	(618)
		1,615	(618)
Comprehensive loss		(2,549)	(2,650)

Basic and diluted loss per share	8	(0.04)	(0.02)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2022 and 2021	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2022	2022
	Notes	$	$
Assets
Current assets
Cash	15	40,338	17,655
Restricted cash		—	3,254
Accounts receivable and other receivables		94,957	100,867
Unbilled revenues		29,481	17,272
Tax credits receivable		8,504	8,515
Prepaids		6,692	6,162
		179,972	153,725
Non-current assets
Tax credits receivable		14,594	11,873
Other assets		1,272	1,303
Property and equipment		10,531	10,412
Right-of-use assets		14,647	15,146
Intangibles	3	99,360	101,927
Deferred tax assets		6,921	7,247
Goodwill	4	149,293	146,088
		476,590	447,721

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		86,470	89,660
Deferred revenues		19,633	20,409
Current portion of lease liabilities		3,574	3,510
Current portion of long-term debt	5	16,653	19,316
		126,330	132,895
Non-current liabilities
Long-term debt	5	126,235	87,360
Lease liabilities		17,229	17,753
Deferred tax liabilities		9,394	9,962
		279,188	247,970
Shareholders' equity
Share capital	6	304,595	305,222
Deficit		(115,721)	(111,654)
Accumulated other comprehensive income (loss)		668	(947)
Contributed surplus		7,860	7,130
		197,402	199,751
		476,590	447,721

Subsequent event	15

The accompanying notes are an integral part of these interim consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended June 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(4,164)	—	—	(4,164)
Other comprehensive income		—	—	—	1,615	—	1,615
Total comprehensive income (loss)		—	—	(4,164)	1,615	—	(2,549)
Share-based compensation	6	—	—	—	—	593	593
Share-based compensation granted on business acquisitions	6	—	—	—	—	137	137
Shares purchased for cancellation	6	(178,230)	(627)	97	—	—	(530)
Total contributions by, and distributions to, shareholders		(178,230)	(627)	97	—	730	200
Balance as at June 30, 2022		92,547,386	304,595	(115,721)	668	7,860	197,402

Balance as at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(2,032)	—	—	(2,032)
Other comprehensive loss		—	—	—	(618)	—	(618)
Total comprehensive loss		—	—	(2,032)	(618)	—	(2,650)
Share-based compensation		—	—	—	—	439	439
Share-based compensation granted on business acquisitions		—	—	—	—	478	478
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.		25,182,676	80,585	—	—	—	80,585
Total contributions by, and distributions to, shareholders		25,182,676	80,585	—	—	917	81,502
Balance as at June 30, 2021		83,878,114	278,122	(98,222)	(1,126)	8,090	186,864

The accompanying notes are an integral part of these interim consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)		2022	2021
	Notes	$	$
Operating activities
Net loss		(4,164)	(2,032)
Items not affecting cash
Depreciation and amortization		6,278	4,933
Amortization of finance costs	11	83	63
Share-based compensation	6	730	917
Unrealized foreign exchange gain		(277)	(2)
Foreign exchange loss on repayment of long-term debt		58	3
Forgiveness of PPP loan		—	(5,868)
Interest accretion on balances of purchase payable	11	148	207
Deferred taxes		(372)	(2,220)
Changes in non-cash working capital items	12	(13,843)	4,525
		(7,195)	2,558
Net cash (used in) from operating activities		(11,359)	526

Investing activities
Additions to property and equipment		(753)	(341)
Additions to intangibles		(352)	—
Restricted cash		3,254	(5)
Business acquisition, net of cash acquired	3	(814)	(401)
Net cash (used in) from investing activities		1,335	(747)

Financing activities
Increase in long-term debt, net of related transaction costs		40,543	27,535
Repayment of long-term debt		(6,678)	(23,080)
Repayment of lease liabilities		(888)	(462)
Shares purchased for cancellation	6	(530)	—
Net cash from financing activities		32,447	3,993

Effect of exchange rate changes on cash		260	(22)
Net change in cash		22,683	3,750
Cash, beginning of period		17,655	6,903
Cash, end of period		40,338	10,653
Cash paid (included in cash flow (used in) from operating activities)
Interest paid		1,467	660
Income taxes recovered		—	(902)

The accompanying notes are an integral part of these interim consolidated financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. The Group deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2022. The Company applied the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2022, except for changes as detailed below.
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 10, 2022.
Basis of Measurement
These interim consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.
SEGMENTED REPORTING
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Group’s other segments. An entity shall disclose separately information about each operating segment or can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds to produce a reportable segment, into one reportable segment.
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. The Group had previously determined that it had one single reportable segment due to similar characteristics of its operating segments, including similar economic characteristics, the nature of services provided to its customers and types of customers comprising its customer base and the regulatory environment in which the Group operates. Information for the comparative period has been restated to also present segment information for the three reportable segments (note 13).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the Board, which resulted in the Board publishing exposure draft ED/2021/9 Non-Current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022. Management is currently assessing, but has not yet determined, the impact of the amendment on the Group’s consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
3. INTANGIBLES

As at	June 30, 2022				March 31, 2022
	Customer relationships	Software	Non-compete agreements	Total	Customer relationships	Software	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Opening cost	145,966	4,989	6,886	157,841	67,720	4,334	6,902	78,956
Additions, purchased	—	2	—	2	—	22	—	22
Additions through business acquisition (a)	456	—	—	456	78,804	296	—	79,100
Additions, internally generated	—	350	—	350	—	1,339	—	1,339
Disposals / retirements	—	—	—	—	—	(999)	—	(999)
Foreign currency translation adjustment	1,254	11	59	1,324	(558)	(3)	(16)	(577)
Subtotal	147,676	5,352	6,945	159,973	145,966	4,989	6,886	157,841
Opening accumulated amortization	49,958	2,741	3,215	55,914	38,033	2,471	1,862	42,366
Amortization	4,148	211	340	4,699	11,925	1,007	1,353	14,285
Disposals / retirements	—	—	—	—	—	(737)	—	(737)
Subtotal	54,106	2,952	3,555	60,613	49,958	2,741	3,215	55,914
Net carrying amount	93,570	2,400	3,390	99,360	96,008	2,248	3,671	101,927

(a) On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. for total consideration of $1,800,000, comprised of cash, in the amount of $900,000 and a balance of purchase price payable on October 1, 2022 in the amount of $900,000, payable in cash or, for a portion thereof, in Subordinate Voting Shares. The actual amount paid, net of the cash acquired in the amount of $86,000, was $814,000.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. GOODWILL

As at	June 30, 2022
	Canada	France	EPM US	ERP US	Not allocated (b)	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2022	77,135	128	8,852	29,005	30,968	146,088
Business acquisition (a)	1,065	—	—	—	—	1,065
Foreign currency translation adjustment	—	(4)	276	903	965	2,140
Net carrying amount	78,200	124	9,128	29,908	31,933	149,293

As at	March 31, 2022
	Canada	France	EPM US	ERP US	Not allocated	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2021	34,644	137	8,915	29,210	—	72,906
Business acquisition	42,491	—	—	—	31,498	73,989
Foreign currency translation adjustment	—	(9)	(63)	(205)	(530)	(807)
Net carrying amount	77,135	128	8,852	29,005	30,968	146,088

(a) On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc.
(b) As at June 30, 2022, the Vitalyst, LLC purchase price allocation was preliminarily resulting in $31,933,000 of goodwill which has not yet been allocated to a cash-generating unit for the purpose of impairment testing.
5. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	June 30,	March 31,
	2022	2022
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	102,934	66,631
Secured loans (b)	8,596	8,596
Subordinated unsecured loan (c)	20,000	17,500
Balance of purchase price payable paid in April 2022	—	3,100
Balance of purchase price payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), payable on October 1, 2022	1,774	1,748
Balance of purchase price payable with a nominal value of $8,784,000 (US$6,825,000), non-interest bearing (6.0% effective interest rate), payable on December 13, 2022	8,557	8,178
Deferral of employment tax payments (US$1,219,000)	1,569	1,521
Other	98	120
Unamortized transaction costs (net of accumulated amortization of $837,000 and $754,000)	(640)	(718)
	142,888	106,676
Current portion of long-term debt	16,653	19,316
	126,235	87,360

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2022 and 2021	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. LONG-TERM DEBT (CONT'D)
(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion. Under the terms of the agreement, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(b) The secured loans are with Investissement Québec and finance the 2021 and 2022 refundable tax credits. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4,670,000, and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $3,926,000.
(c) The subordinated unsecured loan with Investissement Québec, in the amount of $20,000,000, matures on October 1, 2025. Under the terms of the loan, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at June 30, 2022.
6. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2022	85,554,000	300,901	7,171,616	4,321
Shares purchased for cancellation	(178,230)	(627)	—	—
Ending balance as at June 30, 2022	85,375,770	300,274	7,171,616	4,321

During the three months ended June 30, 2022, the following transaction occurred:
•The purchase for cancellation of 178,230 Subordinate Voting Shares under the Company's normal course issuer bid for a total cash consideration of $530,000 and a carrying value of $627,000. The excess of the carrying value over the purchase price in the amount of $97,000 was credited to deficit.
Stock options
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2022	4,084,082	3.23
Granted	887,855	3.25
Forfeited	(16,875)	3.23
Ending balance as at June 30, 2022	4,955,062	3.24
Exercisable at period end	1,832,555	3.24

Included in the 1,832,555 of stock options exercisable as at June 30, 2022, 657,896 stock options are exercisable to purchase Class B multiple voting shares ("Multiple Voting Shares").
On June 21, 2022, Alithya issued 622,730 and 265,125 stock options, to purchase a total of 887,855 Subordinate Voting Shares, at a grant date fair value of $1.38 and US$1.06, respectively.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. SHARE CAPITAL (CONT'D)
The assumptions used to determine the grant date fair values of stock options granted to employees using the Black-Scholes stock option pricing model were as follows:

For the three months ended June 30,
2022
Weighted average assumptions
Share price	$3.25
Exercise price	$3.25
Risk-free interest rate	3.50%
Expected volatility*	35.0%
Dividend yield	—
Expected option life (years)	6.6
Vesting conditions – time (years)	3.3

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
DSUs
The following table presents information concerning DSU activity for the period:

Number of DSU

Beginning balance as at April 1, 2022	439,521
Granted	43,385
Ending balance as at June 30, 2022	482,906

On June 30, 2022, 43,385 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.11, per DSU, for an aggregate fair value of $135,000. The amount has been recorded in share-based compensation expense.
RSUs
As at June 30, 2022, there were 181,498 fully vested RSUs outstanding. None were issued during the quarter.
PSUs
The following table presents information concerning PSU activity for the period:

Number of PSU

Beginning balance as at April 1, 2022	332,263
Granted	526,120
Ending balance as at June 30, 2022	858,383

On June 21, 2022, 526,120 PSUs, in aggregate, were granted to employees of the Company at a grant date fair value of $3.25 (US$2.50), per PSU, for an aggregate fair value of $1,710,000. The PSUs granted are vesting three years from the date of grant.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. SHARE CAPITAL (CONT'D)
Share-based compensation expense

	For the three months ended June 30,
	2022	2021
	$	$
Stock option plan	226	190
Share purchase plan – employer contribution	331	254
Share-based compensation granted on business acquisitions	137	478
Deferred share units	135	157
Restricted share units	—	92
Performance share units	232	—
	1,061	1,171

7. RELATED PARTIES
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

	For the three months ended June 30,
	2022	2021
	$	$
Revenues*	3,661	5,870

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	June 30,	March 31,
	2022	2022
	$	$
Trade accounts receivable	3,262	4,287

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. EARNINGS PER SHARE

	For the three months ended June 30,
	2022	2021
	$	$
Net loss	(4,164)	(2,032)

Weighted average number of Common Shares(a) outstanding	92,650,549	83,878,114
Basic and diluted loss per share	(0.04)	(0.02)

(a) "Common Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments mentioned in Note 6 were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
9. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended June 30,
	2022	2021
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	115,302	99,474
Government assistance
- tax credits (a)	(2,733)	(2,186)
- grants and loan forgiveness (b)	(11)	(6,088)
Other miscellaneous expenses	9,069	6,128
Depreciation of property and equipment	668	789
Depreciation of right-of used assets	911	764
	123,206	98,881

Expenses by Function
Cost of revenues	92,700	74,581
Selling, general and administrative expenses	28,927	22,747
Depreciation	1,579	1,553
	123,206	98,881

(a) Included in cost of revenues.
(b) For the three months ended June 30, 2022, $11,000 (2021 - $4,764,000) was included in cost of revenues and nil (2021 - $1,324,000) was included in selling, general and administrative expenses. Included in grants and loan forgiveness for the three months ended June 30, 2021 was $5,868,000 related to the forgiveness of two loans received under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act").

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2022 and 2021	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS

	For the three months ended June 30,
	2022	2021
	$	$
Acquisition costs	1,079	1,379
Integration costs	615	2,564
Reorganization costs related to modifications to cost structure	188	—
	1,882	3,943

The acquisition related costs consisted mainly of professional fees incurred in relation to business acquisitions. Employee termination and benefits costs of nil (2021 - $2,058,000) are included in integration costs and $188,000 (2021 - nil) are included in reorganization costs related to modifications to cost structure.
11. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended June 30,
	2022	2021
	$	$
Interest on long-term debt	1,235	479
Interest and financing charges	129	75
Interest on lease liabilities	217	177
Amortization of finance costs	83	63
Interest accretion on balances of purchase payable	148	207
Interest income	(19)	(52)
	1,793	949

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2022 and 2021	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items is as follows:

	For the three months ended June 30,
	2022	2021
	$	$
Accounts receivable and other receivables	7,462	(1,916)
Income taxes receivable	—	642
Unbilled revenues	(12,090)	(2,660)
Tax credits receivable	(2,747)	(1,747)
Prepaids	(393)	754
Other assets	36	—
Accounts payable and accrued liabilities	(4,863)	9,261
Income taxes payable	—	332
Deferred revenues	(1,248)	(141)
	(13,843)	4,525

During the three months ended June 30, 2022, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $293,000 (2021 - $4,212,000).
13. SEGMENT INFORMATION
The Group has three reportable segments: Canada, U.S. and International.
The Group's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The accounting policies of each reportable segment are the same as described in Note 2 of the Group's consolidated financial statements for the year ended March 31, 2022. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2022 and 2021	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SEGMENT INFORMATION (CONT'D)
The following tables present the Group's operations based on reportable segments:

	For the three months ended June 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	78,197	44,625	3,942	126,764
Operating income by segment	7,458	5,218	370	13,046
Head office general and administrative expenses				7,909
Business acquisition, integration and reorganization costs				1,882
Foreign exchange gain				(164)
Operating income before depreciation and amortization				3,419
Depreciation and amortization				6,278
Operating loss				(2,859)

	For the three months ended June 30, 2021
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	69,024	30,927	2,970	102,921
Operating income by segment	3,828	8,746	216	12,790
Head office general and administrative expenses				7,197
Business acquisition, integration and reorganization costs				3,943
Foreign exchange loss				68
Operating income before depreciation and amortization				1,582
Depreciation and amortization				4,933
Operating loss				(3,351)

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	June 30,		March 31,
	2022		2022
	$	%	$	%
Canada	153,440	56.0	154,251	56.4
U.S.	118,670	43.3	118,023	43.1
International	1,721	0.7	1,299	0.5
	273,831	100.0	273,573	100.0

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2022 and 2021	| 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SEGMENT INFORMATION (CONT'D)
Information about revenues
The following table presents the Group’s revenues from customers for each major service category:

	For the three months ended June 30,
	2022		2021
	$	%	$	%
Consulting services - time and materials arrangements	97,901	77.3	86,484	84.0
Consulting services - fixed-fee arrangements	14,865	11.7	10,448	10.2
Subscription, software and other revenues	13,998	11.0	5,989	5.8
	126,764	100.0	102,921	100.0

Major customer
Contracts with one major customer accounted for $17,528,000 and 13.8% of revenues for the three months ended June 30, 2022 ($15,291,000 and 14.9% for the three months ended June 30, 2021). As at June 30, 2022, accounts receivable and other receivables from one major customer amounted to $17,778,000 or 18.7% of total accounts receivable and other receivables (March 31, 2022 - one major customer amounted to $19,771,000 or 19.6%).
14. FINANCIAL INSTRUMENTS
Fair value
The Group's long-term debt is carried at amortized costs. The fair value of the long-term debt is estimated by discounting expected cash flows at rates that would be currently offered to the Group for debts of the same remaining maturities and conditions (level 2).
The following table summarizes their carrying amounts:

As at	June 30,	March 31,
	2022	2022
	$	$
Credit Facility (a)	102,934	66,631
Secured loans (a)	8,596	8,596
Subordinated unsecured loan (b)	20,000	17,500
Balances of purchase price payable (c)	10,331	13,026
	141,861	105,753

(a) The fair values of the Credit Facility and secured loans, bearing interest at variable rates, approximate their respective carrying amounts because the interest rates applied approximate current market interest rate.
(b) As at June 30, 2022, the fair value of the subordinated unsecured loan, bearing interest at fixed rates, was approximately $17,614,000 (March 31, 2022 - $16,157,000).
(c) The fair values of balances of purchase price payable approximate their carrying amounts given their short-term maturity.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SUBSEQUENT EVENT
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of the U.S.-based Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”).
The Datum Acquisition was completed for total consideration of up to US$45,500,000 ($58,400,000), including the assumption of estimated IFRS 16 lease liabilities of US$500,000 ($600,000), subject to working capital and other adjustments. The consideration consisted of: (i) approximately US$13,700,000 ($17,600,000) in cash on closing; (ii) US$4,000,000 ($5,100,000) payable by the issuance of 1,867,262 Subordinate Voting Shares on closing, (iii) deferred cash consideration of approximately US$10,300,000 ($13,300,000) and deferred share consideration of US$4,000,000 ($5,100,000), both payable over three years and (iv) potential earn-out consideration of up to US$13,000,000 ($16,700,000), payable in cash (75%) and shares (25%), based on annual gross profit increases, payable over three years.

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